Yukon-Nevada Gold Corp. Announces New Board Members

Vancouver, BC – July 26, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce the appointment of Randy Reichert, Co-CEO and COO and Dr. Barry A. Goodfield to the Board of Directors.

Mr. Reichert has 23 years' experience from his international work at various operating mines and process facilities. Most recently Mr. Reichert was President and COO for Colossus Minerals Inc responsible for the development of the Serra Pelada project in Brazil. Prior to this he was COO of Oriel Resources plc and Orsu Metals Corp. Mr. Reichert spent over five years in Russia with Bema Gold, and subsequently Kinross Gold Corporation. Within those five years he held the position of General Manager, Operations of the Kupol gold mine in Chukotka, Russia and General Manager for the Julietta gold mine in Magadan, Russia. He has also held positions within various mining operations with Cominco Limited, now Teck, prior to working for Bema Gold. Mr. Reichert is a professional engineer with a Mining Engineering degree from the University of British Columbia, a Masters in Rock Mechanics from Queens University and a GDBA from Simon Fraser University. Mr. Reichert's contributions to the extensive renewal of the Company's mining operations over the past year have been invaluable.

Dr. Goodfield is a recognized expert in negotiations, mediation, conflict resolution and communications. For more than three decades he has advised heads of state, cabinet ministers, senior corporate executives, ranking international civil servants, and military commanders internationally. Dr. Goodfield has also served as a senior consultant to NATO and in The Hague. He is a Senior Professor at Henley-Putnam University, instructing doctoral candidates specializing in intelligence counterterrorism and has lectured at Oxford and the University of California at Berkeley. He founded the Goodfield Institute in Glendale, Arizona, and The Netherlands.

In addition, Francois Marland has been appointed as Executive Chairman of the Board of Directors. Mr. Marland has over twenty years of global business experience and has been on the Board of Directors since 2010.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations

Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.